                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the Month of December, 1999


                              Koor Industries Ltd.
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                 (Translation of registrant's name into English)


                    4 Kaufman Street, Tel-Aviv, 68012, Israel
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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

               FORM 20-F    X                FORM 40-F
                         -------                        -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

               YES                           NO     X
                    -------                      -------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the Registrant has duly caused this Report to be signed on its behalf by the undersigned thereunto duly authorized.



                                        /s/    Shlomo Heller
                                        ----------------------------------------
                                        By:    Shlomo Heller
                                        Title: General Counsel & Corporate
                                                 Secretary


Dated:  December 7, 1999

Exhibit        Description

A Translation from Hebrew to English of an Immediate Report (the "Report"), which was served on the Israeli Securities Authority, The Tel-Aviv Stock Exchange Ltd. and the Registrar of Companies, on December 1, 1999, regarding a joint venture with the Israel Corporation Ltd. which will focus on investment in projects and high-tech companies in the Internet, telecom and telecom operators in Israel and abroad.